EXHIBIT 99.1

Osisko Development Announces Mineral Resource Update for the Trixie Deposit, Tintic Project

  Measured resources of 119,847 tonnes grading 27.36 grams per tonne ("g/t") gold ("Au") and 61.73 g/t silver ("Ag"), for a total of 105,437 ounces ("oz") Au and 237,868 oz Ag.
  Indicated resources of 124,743 tonnes grading 11.17 g/t Au and 59.89 g/t Ag, for a total of 44,811 oz Au and 240,211 oz Ag.
  Inferred resources of 201,603 tonnes grading 7.80 g/t Au and 48.55 g/t Ag, for a total of 50,569 oz Au and 314,678 oz Ag.

MONTREAL, March 15, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces an updated mineral resource estimate ("MRE") for its 100%-owned underground Trixie deposit (the "2024 Trixie MRE"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A. The 2024 Trixie MRE incorporated an additional 1,674 underground chip samples over 1,678 meters ("m") (5,507 feet ("ft")) of underground development, and 7,385 m of drilling (24,229 ft) in 122 holes completed by the Company since the release of the initial Trixie MRE (the "2023 Trixie MRE"), with an effective date of January 10, 2023.

Relative to the 2023 Trixie MRE, contained gold ounces in measured and indicated resources decreased by 29% and inferred resources decreased by 79% primarily due to lower estimated grades that incorporated an updated geologic model interpretation and conversion of inferred resources. Drill results and underground mapping from the 2023 exploration program improved the knowledge of the extent and distribution of mineralization, resulting in modeling improvements to both mineralization and the historical mine shape model.

Chris Lodder, President, stated, "The 2024 Trixie MRE incorporates changes to our interpretation of the main mineralized structures and reflects better understanding of the structural controls of the deposit and realistic mining parameters following our exploration and test mining work in 2023. To date exploration and mining occurred on less than 10% of known mineralized structures in the west Tintic district and thus, we see significant precious metal potential at depth, on parallel structures to Trixie, along the Trixie and Sioux Ajax faults to the north and south, as well as around all historic high-grade gold mines in the West Tintic District. These high-grade gold targets, combined with the copper-gold porphyry potential where drilling is underway, and a large area of polymetallic carbonate replacement potential, illustrate that we have only scratched the surface in understanding the overall metal endowment potential of the Tintic district."

Table 1: 2024 Trixie MRE (all zones) – March 14, 2024

Classification	Tonnes (000's)	Au Grade (g/t)	Contained Gold (000's oz)	Ag Grade (g/t)	Contained Silver (000's oz)
Measured	120	27.36	105	61.73	238
Indicated	125	11.17	45	59.89	240
Measured and Indicated	245	19.11	150	60.80	478
Inferred	202	7.80	51	48.55	315

Notes (applicable to Tables 1, 2, and 3)

  Effective date of the 2024 Trixie MRE is March 14, 2024.
  Each of Mr. William Lewis, P.Geo., of Micon International Limited and Alan J. San Martin, MAusIMM(CP), of Micon International Limited (i) has reviewed and validated the 2024 Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), and (iii) is a "qualified person" within the meaning of NI 43-101.
  The mineral resources were estimated using the Canadian Institute of Mining ("CIM"), Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" adopted by the CIM council.
  Mineral resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.
  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
  Geologic modelling was completed by Osisko Development modeling geologist Jody Laing, P.Geo, using Leapfrog Geo software. The 2024 Trixie MRE was completed by Osisko Development chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM 2.0 software. William Lewis and Alan J. San Martin of Micon International Limited independently reviewed and validated the mineral resource model.
  The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.32 g/t Au was calculated using a gold price of US$1,750/oz, a CAD:USD exchange rate of 1.30; total mining, processing and G&A costs of US$168.04/imperial ton; a refining cost of US$2.65/ounce; a combined royalty of 4.50%; and an average metallurgical gold recovery of 80%.
  The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of US$23/oz and metallurgical silver recovery of 45%.
  The 2024 Trixie MRE is comprised of six zones within the greater Trixie area: T2, T3, T4, Wild Cat, 40 Fault and 75-85.
  Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m3), T3 (2.638 T/m3), T4(2.618 T/m3), Wild Cat, and 40 Fault (2.621 T/m3), and 75-85 (2.617 T/m3) domains.
  Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
  The Company intends to file a technical report (the "Technical Report") in respect of the 2024 Trixie MRE in accordance with NI 43-101 on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile within 45 days of the date of this news release.
  The 2024 Trixie MRE results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.
  Neither the Company nor Micon International Limited is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in this news release.
  Technical information in this news release differs from similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. See below under "Cautionary Statement to U.S. Investors".

TRIXIE MINERAL RESOURCE ESTIMATE

  The 2024 Trixie MRE comprises six mineralized zones within the greater Trixie deposit, including T2, T3, T4, Wild Cat, 40 Fault and 75-85 over a strike length of 530 m, a maximum width of 105 m and to a maximum depth of 195 m for the deposit and is 350 m from surface (see cross section Figure 1). These dimensions are for the overall size of the mineralized zone structures, with the 2024 Trixie MRE blocks contained within a smaller 440 m strike length, 60 m total width and 195 m depth footprint.
  Gold mineralization is associated with high sulphidation epithermal mineralization, structurally controlled and hosted within the quartzites. Mineralization consists of native Au, and rare Au-Ag rich telluride minerals with quartz and quartz-barite-sulphosalt stockwork veining.
  The T2 Zone is the highest-grade structure within the overall deposit. In 2023, a total of 4,637 oz were recovered from processing mineralized material with an overall feed grade of 35.61 g/t Au. The 2023 drill program also converted ounces from inferred to indicated, and drilling at depth indicated a transition from high-grade gold to anomalous copper, which prompted the testing of the deep porphyry target at Trixie West.
  The T4 Zone envelops the T2, 40 fault, and Wild Cat domains. Within the T4 domain, there are discrete sub-vertical high-grade gold structures, defined on multiple levels and sections. However, these structures appear to be more discontinuous and less disseminated in the broader area than had been previously estimated. In 2023, mapping and modeling modified the interpretation from a stockwork to distinct high-grade structures. As a result, the model now incorporates tight search parameters around these structures, increasing confidence within the zone, while also including the quartz-barite-sulphosalt disseminated stockwork mineralization.
    A mineralized fault structure known as the 40 fault, is mapped over 230 m strike length and 80 m at depth and is about 1 m wide. This fault is a mineralized domain within the T4 and offsets vertically dipping epithermal Au-Ag structures.
    The Wildcat domain, a discrete structure within the T4, is steeply dipping to the east and strikes for 237 m and terminates at the 40 fault.
    The T1 Zone, previously described in the 2023 Trixie MRE, has been incorporated into the T4 Zone. The T1 Zone was previously an envelope on the contacts of both the 75-85 and T2 Zones. The T1 Zone had similar high-grade fissure zones as described in the T4 Zone, that are constrained within the T4 envelope. Additional drilling in this area also reduced the estimated contained gold above cut-off.
  The 75-85 Zone is a moderately west dipping silica sulphide cemented breccia zone. Drilling along strike to the south suggests that the 75-85 Zone truncates both the T2 structure and T4 zone. Mine development in 2023 intersected previously unknown stopes within the modelled 75-85 Zone and high-grade assays were less continuous at depth, although increasing down plunge.

Table 2: 2024 Trixie MRE Separated by Domain – March 14, 2024

Domain	Category	Tonnes	Grade (Au g/t)	Contained Gold (oz)	Grade (Ag g/t)	Contained Silver (oz)
T2	Measured	22,678	106.27	77,484	115.99	84,572
	Indicated	11,939	23.19	8,902	51.07	19,602
	M+I	34,617	77.62	86,387	93.60	104,173
	Inferred	1,996	9.82	630	61.38	3,938
T3	Measured	2,385	9.46	725	75.34	5,776
	Indicated	970	5.47	171	57.32	1,787
	M+I	3,355	8.30	896	70.13	7,564
	Inferred	139	6.27	28	63.14	282
T4 + Wild Cat + 40 FLT	Measured	94,784	8.93	27,227	48.41	147,520
	Indicated	51,827	6.48	10,795	37.59	62,637
	M+I	146,611	8.07	38,023	44.58	210,156
	Inferred	104,676	6.57	22,127	38.57	129,792
75-85	Measured	-		-		-
	Indicated	60,008	12.93	24,943	80.95	156,185
	M+I	60,008	12.93	24,943	80.95	156,185
	Inferred	94,793	9.12	27,784	59.28	180,666
Total	Measured	119,847	27.36	105,437	61.73	237,868
	Indicated	124,743	11.17	44,811	59.89	240,211
	M+I	244,590	19.11	150,248	60.80	478,078
	Inferred	201,603	7.80	50,569	48.55	314,678

Refer to notes described under Table 1, which are also applicable to Table 2 in their entirety.

TRIXIE AND GREATER TINTIC CONCLUSIONS AND RECOMMENDATIONS

  In 2023, the Company completed a total of 6,028 m (19,776 ft) of underground drilling in 73 diamond drill holes at Trixie. Assays were finalized up to hole TRXU-DD-23-069 and were included in the 2024 Trixie MRE.
  The new drilling, mapping and historical data compilation improved the interpretation and revealed that there is significant potential for parallel high-grade gold fissure zones similar to T2 and adjacent to the existing mine development. Much of the Trixie area remains unexplored.
  At Trixie, exploration potential remains highly prospective at depth near historical stopes that ceased mining at the water table. The Trixie deposit remains open to the north, along strike of T2, down dip below the historical 756, down plunge to the Survey Vein and additional, parallel structures are highly possible within the epithermal system.
  The Company continues to explore for additional high-sulphidation epithermal Au and Ag targets along the 4 km strike length of historical mines and has identified at least a dozen new drill ready targets from extensive data compilation and regional field work in 2023. Further work is recommended to test these targets (see Figure 3 for property wide historical deposits and exploration targets).

PORPHYRY TARGET DRILLING

  Copper-gold-molybdenum porphyry potential remains an exploration priority for the Company. One diamond drill rig is currently active at surface testing a porphyry target at Big Hill and is at a current depth of 1,180 m (3,872 ft). Assays are pending for this drillhole.
  One drill hole tested a copper-gold-porphyry target below Trixie and was drilled to a depth of 759.6 m (2,492 ft) when it crossed the Eureka Lily Fault to the east and out of the prospective alteration zone. Further drill testing of a copper-gold porphyry target at depth below the Trixie deposit is recommended to the west.
  The development of the 1,390 m decline ramp at Trixie, completed in September 2023, significantly improving access to the underground workings for exploration development and drilling beyond the 625 level.
  The Company has advanced rehabilitation at the 750 level to allow for further underground diamond drilling to test for the down dip extent of the 756 zone and the porphyry target below Trixie.

Figure 1: Trixie geologic model and mineral domains cross section

Figure 2: Exploration potential at Trixie

Figure 3: Property wide mineralization and exploration targets

Table 3: Trixie MRE Cut-Off Grade ("COG") Sensitivity (Base Case in Bold) – March 14, 2024

Classification	Tonnes	COG	Grade (Au g/t)	Contained Gold (oz)	Grade (Ag g/t)	Contained Silver (oz)
Measured + Indicated	366,130	2.50	13.79	162,348	50.18	590,666
	324,251	3.00	15.23	158,722	53.31	555,740
	291,005	3.50	16.64	155,716	56.19	525,681
	261,219	4.00	18.14	152,350	58.95	495,091
	244,590	4.32	19.11	150,248	60.80	478,078
	237,143	4.50	19.58	149,266	61.52	469,058
	217,327	5.00	20.99	146,677	64.07	447,646
	198,538	5.50	22.55	143,909	66.19	422,504
	182,842	6.00	24.01	141,164	68.57	403,074
	165,955	6.50	25.81	137,734	71.39	380,902
	152,986	7.00	27.55	135,503	74.34	365,663
Inferred	438,189	2.50	5.26	74,056	34.46	485,528
	342,880	3.00	5.99	66,034	38.38	423,112
	279,722	3.50	6.65	59,767	41.84	376,306
	224,039	4.00	7.42	53,438	46.31	333,578
	201,603	4.32	7.80	50,569	48.55	314,678
	190,002	4.50	8.02	49,009	49.90	304,803
	163,894	5.00	8.60	45,313	53.08	279,718
	141,728	5.50	9.16	41,742	55.92	254,818
	123,472	6.00	9.71	38,532	58.70	233,028
	106,080	6.50	10.35	35,291	60.43	206,087
	91,725	7.00	10.99	32,397	61.91	182,579

Note: Micon International Limited's QP has reviewed the COG used in the sensitivity analysis relating to the 2024 Trixie MRE and is of the opinion that the individual cut-off grades used in the sensitivity analysis meet the test of reasonable prospects of economic extraction. The numbers in bold represent the current 2024 Trixie MRE.

Table 4: Trixie MRE Cut-off Grade Calculation Breakdown

PARAMETERS	VALUES
Mining Cost ($/ST)	$74.33
G&A ($/ST)	$52.71
Heap Leach ($/ST)	$41.00
Total Refining Cost/ OZ	$2.65
Gold Price	$1,750
Royalty (Combination)	4.50%
Heap Leach Au Recovery	80.0%
Cut-off Grade (COG)	4.32

The cut-off grade for the 2024 Trixie MRE is 4.32 g/t Au compared to 4.85 g/t Au in the 2023 Trixie MRE primarily due to the difference in the estimated cost of heap leach processing ($41/ST) relative to the previously estimated mill processing scenario ($89/ST).

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

The independent QPs for the 2024 Trixie MRE, within the meaning of NI 43-101, are William Lewis, P.Geo. and Alan J. San Martin MAusIMM(CP) of Micon International Limited. Each QP is independent of Osisko Development within the meaning of NI 43-101 and has reviewed and approved the content in this news release.

Quality Assurance (QA) – Quality Control (QC)

All drill core and exploration samples are dispatched to ALS Geochemistry or SGS Canada for offsite sample preparation and analysis. Both labs are ISO/IEC 17025 certified, and ALS Geochemistry is also ISO 9001 certified. Samples are assigned a unique sample ID. All geological and sampling information is entered into a Datamine Fusion database. Core is sawn in half and half is sampled. Certified standards and blanks are inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to SGS Canada's laboratory in Burnaby, British Columbia or ALS Geochemistry’s laboratories in Elko, Nevada or Twin Falls, Idaho. Sample submission forms accompany the samples, and digital copies are emailed to the destination lab.

Core sample preparation is completed by ALS Geochemistry or SGS Canada, including drying, crushing, and pulverizing of samples. Analytical assays include gold by 30-gram fire assay with AAS finish, and gold overlimits by fire assay with gravimetric finish. Screen metallic analyses are performed on selected samples. Multielement analysis (including silver) is by four-acid digest with ICP-AES/ICP-MS finish. The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development and then loaded into Datamine Fusion. Quality Assurance-Quality Control samples are checked, and assays are merged with sample information for future reporting.

Underground face samples are collected by Company geologists from each of the active mining faces, with samples transported by the geologists from Trixie to the on-site Company laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz/short ton and g/t.

The Company's Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified laboratory manager with annual auditing by technical staff. The laboratory has been independently audited by Qualitica Consulting and Micon International Limited's QP with recommendations implemented. Inter-laboratory check assays using ALS Geochemistry as a third-party independent analysis of samples is routinely carried out as part of ongoing QA/QC work. Certified OREAS QC standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

True width is estimated to be approximately 0.5 m - 3 m (1.6 - 10 ft) for all fissure veins and discrete structures (T2, T3, 75-85, Wildcat and 40 Fault) and the T4 zone is modelled at an average width of 90 m (300 ft) and encompasses disseminated mineralization and discontinuous veins ranging from several cm to 1 m (3 ft).

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022 and resumed in the second quarter of 2023. Even with the resumption of small-scale test-mining at Trixie, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie, the Company has not based its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the significance of the high-priority target drilling; the utility of modern exploration techniques; the potential for parallel high-grade gold fissure zones; the potential of Tintic to host a copper-gold porphyry center; the significance of regional exploration potential; the results of the 2024 Trixie MRE; the capital resources available to Osisko Development; the ability of the Company to execute its planned activities; the ability of the Company to obtain future financing and the terms of such financing; management's perceptions of historical trends, current conditions and expected future developments; the Company's ability to prepare and file the Technical Report within 45 days; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; unique mineralization at Trixie; the potential of high-grade gold mineralization on Trixie; the potential for unknown mineralized structures to extend existing zones of mineralization; category conversion; the timing and status of permitting; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling and chip sample assays, and face sampling methodologies) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration objectives for its projects in 2024 in the timing contemplated (if at all); the ongoing advancement of the deposits on the Company's properties; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; assay results presented in this news release; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling and chip sample assays, and face sampling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, regulatory framework remaining defined and understood, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling and chip sample assays and face sampling; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022 as well as the financial statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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